Michael M. Sherman
Direct Dial: (215) 977-2236
Direct Fax: (215) 405-3836
E-mail: msherman@wolfblock.com
September 19, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549
Attn: Mr. Tim Buchmiller, Senior Attorney
Re:	Philadelphia Consolidated Holding Corp. Proxy Statement
filed April 4, 2007; Your File No. 000-22280
Dear Mr. Buchmiller:
     In our capacity as counsel to Philadelphia Consolidated Holding Corp. (the “Company”), we are sending this letter on behalf of the Company in response to your August 21, 2007 letter relating to the above-captioned matter.
     There is enclosed with this letter a statement from the Company acknowledging the matters set forth in the three bullet points on the last page of your letter.
     The references below to future disclosures in the Company’s proxy statement refer to the Company’s proxy statement for its 2008 annual meeting of shareholders.
     Set forth below is the text of each of the comments in the letter. The text of each comment is followed by the response.

Comment 1.	We note the disclosure in the last paragraph of page 17. As required by Item 407(e)(5) of Regulation S-K, please include this disclosure under the caption “Compensation Committee Report.”

Response:	The disclosure of the type contained in the last paragraph on page 17 of the 2007 proxy statement will be included in the proxy statement under the caption “Compensation Committee Report”.

Comment 2.	Please provide the disclosures required by Item 404(b) of Regulation S-K, including your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Response:	The Company has no specific policies or procedures for the review, approval or ratification of transaction(s) required to be reported under Item 404(a) of S-K, and this is why there was no disclosure relating to such policies or procedures. If any such policies or procedures are adopted before the proxy statement for the 2008 annual meeting of shareholders is circulated, the disclosure relating thereto required by Rule 404(b) will be made in such proxy statement.

Comment 3.	We note that you have agreed to pay James J. Maguire a base compensation of $1.0 million per year, which is a significantly higher salary than for the other named executive officers, but that in 2006 he received no other forms of compensation. Please expand your disclosure to discuss and analyze why Mr. Maguire’s compensation package is different from the other named executive officers and how those differences fit into your overall compensation policies and objectives, Refer to Section 11.B.1 of Commission Release No, 33-8732A.

Response:	The Company will disclose the fact that the $1,000,000 annual salary to be paid to Mr. James J. Maguire under his current Employment Agreement was agreed to by the Company for the following reasons: Mr. Maguire founded the Company and was the Company’s President and CEO until a few years ago. Consequently, Mr. Maguire has had significantly more experience with the Company and the insurance industry than any other executive officer, and continues to take an active role in the determination of various Company policies. He also advised the Company during the course of the negotiation of his Employment Agreement that he did not expect to receive equity awards from the Company in the future. In addition, the Company was advised by an independent executive compensation consulting firm that, in such firm’s view, such annual salary was appropriate.

Comment 4.	You disclose that James J. McGuire, Jr. realized $12,225,183 upon the exercise of stock options in 2006. Please include discussion and analysis addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including how these types of gains will be considered in setting future retirement benefits. To the extent amounts realized from prior compensation are not considered when setting future compensation, please so disclose, Refer to Item 402(b)(2)(x) of Regulation S-K.

Response:	The Company interpreted Item 402(b)(2)(x) of S-K to call for a disclosure in the Compensation Discussion and Analysis section as to whether amounts realized by NEOs in the past from such things as gains from option exercises were considered in setting 2006 compensation. Since they were not so considered, no such disclosure was made. In accordance with our phone conversation, the fact that they were not so considered will be disclosed in the proxy statement.

Comment 5.	You disclose that you “tie a significant portion of the NEOs’ compensation to the achievement of both short term and long term financial objectives” and that the Compensation Committee designed a significant portion of the compensation program to be related to stock performance and “other financial metrics.” We see that with respect to your discussion of the granting of annual incentive compensation you have discussed the yearly earnings per share targets to be achieved, but your Compensation Discussion and Analysis does not provide discussion and analysis of any “long term financial objectives” or “other financial metrics” that you take into account in setting compensation policies and making compensation decisions. Please disclose the specific quantitative and qualitative aspects of the objectives and metrics used to determine the form and amounts of incentive compensation and indicate how your incentive awards are specifically structured to achieve such objectives and metrics. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response:	The short term corporate financial objectives (earnings per share) considered in establishing the 2006 computation for the NEOs were discussed in the proxy statement. The long term financial objectives are the increase in the Company’s stock price, since a large part of the NEO’s compensation is based on equity related grants.

Comment 6.	You disclose that the Compensation Committee used a summary “tally sheet” of all components of NEO compensation in reviewing all NEO compensation. Please include discussion and analysis addressing the extent to which the information in the tally sheet comprised information in addition to or different from the information presented in your summary compensation table and how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the NEOs. The Committee’s analysis of the tally sheets and how it resulted in specific awards should be described in complete detail.

Response:	The information in the tally sheet differed from that in the Summary Compensation Table only to the extent that the tally sheet included data for prior years. Disclosure will be made in the proxy statement that the Compensation Committee found the tally sheet useful in determining various elements of compensation for the NEOs in that it showed how the various elements of compensation increased on a year over year basis, and how the compensation of the NEOs compared to other officers of the Company. With respect to the last comment of Section 6 of the letter, the proxy statement disclosed that the Company also used peer group information. For 2006 the Committee decided that it wanted to reduce the portion of the overall compensation which was related to long-term equity incentives, and to increase the other portion of the overall compensation. Consequently, the base salaries were increased for 2006. This decision was disclosed in the Compensation Discussion and Analysis section under the caption “1. Annual Base Salary”.

Comment 7.	Although you provide a description of how company performance affects annual bonuses, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure that indicates compensation-related decisions are made in connection with individualized goals. Please expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Please also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Mr. James J. McGuire. See Item 402(b)(2)(vii) of Regulation S-K.

Response:	Based on our phone conversation, the personal goals relating to compensation which are set by the Compensation Committee will be specified in a general fashion in the proxy statement.

Comment 8.	You disclose that before 2006 you typically awarded long term compensation awards to your named executive officers in the form of stock options, but that in 2006 you granted such awards in the form of stock appreciation rights. Please discuss and analyze the reasons for making this change in the form of compensation, including a description of any tax or accounting implications that factored into this decision.

Response:	The reason for issuing stock appreciation rights, rather than stock options (being that they are less dilutive), will be disclosed in the proxy statement.

Comment 9.	Please discuss how the Compensation Committee determined the amount of stock appreciation rights to award in 2006 and the specific items of corporate or individual performance that were taken into account when determining the amount and timing of these awards.

Response:	A disclosure will be made that the Compensation Committee used the value of the stock appreciation rights which were awarded (computed using the Black Scholes option pricing model) and the value of the non-equity based compensation to determine the total compensation awarded. The amount of such total compensation was determined after taking into account corporate performance and the peer group information.

Comment 10.	Please aggregate the amounts payable for each situation that would generate a payout.

Response:	The Company will aggregate the amounts payable to each NEO, as requested.

Comment 11.	We note that the base salaries were increased for 2007. In an appropriate location, please discuss the factors considered by the Compensation Committee for any material changes in compensation. Refer to Item 402(b)(2)(ix) and Instruction 2 to Item 402(b) of Regulation S-K.

Response:	The Company will disclose in the proxy statement the factors considered by the Compensation Committee for any material changes in base compensation.

Comment 12.	You disclose in the last paragraph on page 28 that the employment agreements with the NEOs contain varying periods of time, ranging from 24 months to 48 months, to use with respect to calculating termination payments. Please discuss and analyze how these periods were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:	Except for Mr. James J. Maguire, all of the NEOs may receive as much as up to 24 months severance (or 36 months in the event of a Hostile Change in Control). Mr. James J. Maguire receives up to 36 months severance (or up to 48 months in the case of a Hostile Change in Control). The Compensation Committee approved the severance provisions for the NEOs other than Mr. James J. Maguire, based on recommendations from its independent compensation consultants as to what is competitive in the marketplace. The Compensation Committee determined that the severance provisions were appropriate for an officer in Mr. Maguire’s position and, as noted above, an independent consulting firm advised the Company that the terms of Mr. Maguire’s Employment Agreement were appropriate. This will be disclosed in the proxy statement.

Comment 13.	The descriptions of the employment agreements rely too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Response:	As you requested in our phone conversation, the description of the Employment Agreements in the proxy statement will be prepared so that it may be viewed as less “legalistic” and “boilerplate”.

Sincerely,
/s/Michael M. Sherman

Michael M. Sherman
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

Enclosure
MMS/cal
cc:	Mr. James J. Maguire, President (w/enclosure) Mr. Craig P. Keller, Executive Vice President and Treasurer (w/enclosure)